Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

June 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	DJSP Enterprises, Inc.
Amendment No. 3 to Registration Statement on Form F-1
Filed May 19, 2010
File No. 333-164907

Dear Mr. Crispino:

On behalf of our client, DJSP Enterprises, Inc., a  British Virgin Islands company (“Company”), we have transmitted for filing by EDGAR with the Securities and Exchange Commission (“Commission”) Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”). We have also transmitted to the Commission’s staff (“Staff”) by Federal Express three marked courtesy copies of Amendment No. 4 and all exhibits filed therewith.  Amendment No. 4 responds to the comments set forth in the Staff’s letter dated May 28, 2010 (“Staff’s Letter”).

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amendment No. 4.

Prospectus Summary, page 1

Overview, page 2

1.
We note your response to prior comment 2 and the new disclosure on page 2 indicating that the transaction among Chardan 2008, FlatWorld Capital and the Stern Contributors was conducted through DAL in order to achieve the tax objectives of the parties. Please briefly explain in this section what were the tax objectives of the parties.

The disclosure on page 2 has been revised in accordance with the Staff’s comments.

Recent Trends, page 3

2.
We note your response to prior comments 1 and 7. In your next amendment, please include a discussion of your operating results for the first quarter of fiscal 2010 and disclose the number of foreclosure referrals that DJSP received during the quarter. Please also expand this section to discuss any events that have occurred since the end of your last fiscal year that have or may significantly impact your operations. For example, we note the disclosure in the press release filed with your Form 6-K on May28,2010 that one of your largest bank clients initiated a previously undisclosed foreclosure system conversion that has resulted in a marked decrease in the number of its foreclosure file referrals.

The disclosure in the “Prospectus Summary – Recent Trends” section beginning on page 3 has been replaced with revised disclosure which includes, among other things, a discussion of the Company’s first quarter 2010 operating results, the number of foreclosure referrals the Company received during the first quarter of 2010, and other events that have occurred since December 31, 2009, including the anticipated impact of a system conversion being made by one of the largest clients to which the Company provides services on behalf of DJS.

Capitalization of DJSP Enterprises, Inc. page 16

3.	Despite the revisions made in response to prior comment 9, the amounts presented in this table continue to differ from those presented in your pro forma balance sheet on page 31. Revise or advise.

The capitalization table has been revised to conform to the pro-forma balance sheet information.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 31

4.	Revise to label the "Stern Notes" line item as being due to a related party.

The Unaudited Pro-Forma Condensed Combined Balance Sheet has been revised in accordance with the Staff’s comments.

Risk Factors

"In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt..," page 7

5.	We note the reference to "our lenders" in this risk factor.. Please revise the sub-caption and body of the risk factor to clarify that Mr. Stern is your largest creditor.

The risk factor on page 13 has been revised to indicate that David J. Stern is the Company’s largest creditor.

Pro Form Adjustments, page 32

6.	We are continuing to consider your responses to prior comments 12 and 13 and have the following additional comments:

•    Explain why you believe that the fact that few holders elected to redeem their shares prior to the transaction provides persuasive evidence that a rescission is remote. In this regard, in choosing not to redeem their shares prior to the Transaction, shareholders appear to have had little downside risk to holding their IPO shares given the fact that rescission rights were retained.

•    Explain why you believe that the fact that no new rescission claims have been made to date to be persuasive evidence that a rescission is remote. In this regard, since the Transaction was announced in December 2009, a holder would not have had an incentive for a rescission claim due to the company's shares trading at an amount significantly in excess of the per unit IPO price. Since a holder has a year to three years to make a claim indicate why receiving no recent claims is relevant.

•    We note that as of May 28,2010 your stock price has fallen and that your shares are trading at a price significantly below the IPO unit price. Please provide an analysis of your consideration of the probability that claims may be filed given the significant change in your stock price. In this regard, explain why the contingency would remain remote while your stock price and the overall stock market are very volatile.

The possibility of a rescission claim exists because the Company deviated from the original planned target business (one with operations in China) identified in its initial public offering prospectus.  However, any claimant for rescission rights is not assured of a successful claim as they would have had to prove that the deviation in the planned target business constituted a violation of applicable securities laws.  Because shareholders that were not interested in a Transaction with the target business had ample time and information to make such a decision prior to the closing of the Transaction on January 15, 2010 and to elect to redeem their shares, and because a shareholder making a rescission claim would incur the risk of litigation (and therefore the possibility of an unsuccessful claim), management believes that any shareholders who would have potentially considered making a rescission claim would have elected to redeem their shares at the closing of the Transaction instead of pursuing an uncertain rescission remedy.  In addition, at the time of the redemption, there were escrowed funds available to pay the shareholder their redemption amount, whereas a successful rescission claim would have to be satisfied post-Transaction from the Company’s general assets since the Company would no longer hold any funds in escrow.  For these reasons, a shareholder had a significant downside risk in deciding to hold their IPO shares and seek rescission rights rather than having them redeemed at the closing of the Transaction.

The Company further believes that in the period from January 15, 2010 through May 27, 2010, the trading price of the Company’s shares provided little incentive for a rescission claim, which supports the assertion that the likelihood of a rescission claim as of January 15, 2010, the date of the pro-forma financial information, was remote.  From the time the transaction was announced through May 27, 2010, the Company’s stock price consistently traded above the $8.00 initial offering price.  As of the date of the transaction, January 15, 2010, the Company’s stock traded at $8.85.  For the period from January 15, 2010 through the date of our latest response, May 18, 2010, the Company’s stock traded at a low of $8.14 on February 9, 2010 and a high of $13.50 on April 23, 2010.  On May 18, 2010, the date of the Company’s most recent response letter, the Company’s stock traded at $11.38.  The Company’s stock did not fall below the initial offering price of $8.00 until May 28, 2010, on which date the shares traded at $6.38.

The Company believes that the fact that no rescission claim has been brought to date is further support for its position that, as of January 15, 2010, the date of the pro-forma financial information, the likelihood of a rescission claim or recovery was remote.

As indicated in our prior response to comment 12 of the SEC’s Comment Letter dated May 14, 2010, the Company believes that the claims associated with a rescission should be evaluated as a loss contingency under ASC 450-20.  Even if management’s assessment of the likelihood of a rescission claim rose to an assessment of possible or probable, management has no method of estimating the number of shares or the amount of the claim associated with the rescission or the amount of any possible recovery relating to such a claim.

The Company will continue to evaluate this contingency and the estimated liability, if any, and will record and/or disclose changes in the Company’s assessment and the estimated range of unfavorable outcomes, if they occur, on a prospective basis.

In order to communicate this contingency to the users of the Company’s financial statements, the Company will add the following, or similar language, to the notes to the pro forma adjustments and to future interim and annual financial statements through the contingency period:

As disclosed in the proxy statement for the Transaction filed as exhibit 99.1 to a Form 6-K filed on December 29, 2009, because DJSP Enterprises, Inc. acquired a company outside of China, even though it indicated an intent to only acquire a company operating in China in its initial public offering, it is possible that shareholders who owned shares at the closing of the Transaction issued in DJSP Enterprises, Inc.’s initial public offering could assert claims against DJSP Enterprises, Inc. for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her ordinary shares pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the shares, in exchange for surrender of the shares or, to the extent they disposed of the shares, damages to the extent of the difference between the total amount paid for his or her shares and total amount received upon the sale of their shares).  DJSP Enterprises, Inc. cannot predict whether any shareholders will bring such claims, how many might bring them, the extent to which they might be successful or the amount of any possible recovery by them. As such, DJSP Enterprises, Inc. has not recorded a liability for such possible claims for rescission.

Certain Relationships and Related Transactions

Services Agreement, page 66

7.
We note your disclosure in this section that the fees charged to DJS in the Services Agreement were not set based upon fee levels negotiated with parties other than Chardan 2008." Please revise your disclosure to state, if true, that you are unable to determine at this time how the terms of the Services Agreement including the fees charged to DJS LLC, would compare to the terms of a similar agreement entered into with an unaffiliated party and that the fees charged to DJS LLC could be significantly less than what you would charge an unrelated party for the same services.

The disclosure on page 72 has been revised in accordance with the Staff’s comments.

DIS Processing Division and Its Combined Affiliates

Combined Carve-Out Statements of Income, page F-4

8.
We note that you have separately disclosed client reimbursed costs as a revenue line item and that all such costs were attributable to related parties. Revise the "Client reimbursed costs" line item to identify these also as arising from related party transactions.

The disclosure on page F-4 has been revised in accordance with the Staff’s comments.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner